GREAT QUEST
METALS LTD.

82-3116

SUPPL

May 30, 2006

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 14 2006
WASH. D.C.
152

06014385

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on May 30, 2006. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

PROCESSED
JUN 15 2006
THOMSON
FINANCIAL

/jn
enclosure

6/15

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

May 30, 2006
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest to Begin an Exploration Program in Bourdala Area
Private Placement Closes

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSX Venture Exchange: GQ), is pleased to announce the start of an exploration program next week on the Bourdala concessions in western Mali, West Africa. The main focus of the program will be to trace, through an IP (Induced Polarization) survey, metallic mineralization intersected in three separate areas in the 2003 and 2004 drill programs. In the Bourdala Sud Ouest area, Drill Hole 06DM intersected 10.0 m of 3.92 and 5.0 m of 8.63 g/t gold. These intersections occurred in a strongly mineralized northeast zone within a weakly mineralized north-south zone. The gold mineralization is associated with 2 to 20% arsenopyrite, which is metallic in nature. The objective here is to locate additional northeast zones crossing the low grade, north-south zone through the IP survey.

In the TD zone, gold mineralization appears to be associated with a 20 m wide granitic-gabbroic dyke. Three holes were drilled west of the dyke under an area of extensive orpaillage where hand miners have dug pits in the search for gold. The best drill hole, DH 02TD, intersected 5.5 m of 2.91 and 7.0 m of 4.24 g/t gold. The gold mineralization is associated with 1 to 7 % arsenopyrite. Because of the association of gold with arsenopyrite and also pyrite, this also makes a good target for tracing the mineralization through IP. The east side of the main dyke, also to be covered by the IP survey, is currently a focus of active orpaillage. A third area to be tested is in the Ninike Sodjigui area where the Company intersected 5.6 m of 2.3 g/t gold. In addition, the Company plans a program of geological mapping and pitting over the Bourdala (Damba Massa) concession and other key areas.

Drilling continues on the Djambaye 2 gold zone within the Kenieba concession. So far, of the 18 holes drilled this year, 17 have intersected the zone. Carl Verley (P. Geol.), the Qualified Person pursuant to NI 43-101, has reviewed the contents of this news release.

The Company recently completed the 500,000 unit private placement, announced April 13, 2006, at $0.70 per unit for total proceeds of $350,000. Each unit consists of one common share and one half of a transferable share purchase warrant. Each full warrant entitles the holder to purchase one additional share in the Company's capital stock until May 23, 2007. There is a 4 month hold period on all shares issued, expiring September 24, 2006.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

N E W S R E L E A S E